NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

3rd March 2008
SG/YPB/jms

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 9 management transactions as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

3/11

Encl.

RECEIVED
2008 MAR 11 A 7:27

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du mars 2008 au mars 2008

Emetteur: nestle   Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **9**

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 16'232 titres** pour un montant total de **CHF 7'690'721.60** (soit CHF 473.80 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 2'471 titres** pour un montant total de **CHF 1'170'759.80** (soit CHF 473.80 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 2'000 titres** pour un montant total de **CHF 947'600.00** (soit CHF 473.80 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 1'264 titres** pour un montant total de **CHF 598'883.20** (soit CHF 473.80 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 1'167 titres** pour un montant total de **CHF 552'924.60** (soit CHF 473.80 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 591 titres** pour un montant total de **CHF 280'015.80** (soit CHF 473.80 / titre)

Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 539 titres** pour un montant total de **CHF 255'378.20** (soit CHF 473.80 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 200 titres** pour un montant total de **CHF 94'760.00** (soit CHF 473.80 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**03.03.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 53 titres** pour un montant total de **CHF 25'111.40** (soit CHF 473.80 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

March 7, 2008

Nestlé S.A.

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Disclosure of Shareholdings dated of March 3, 2008

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone: +41 21 924 2719; e-mail: Michele.Burger@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

Enclosure

NESTLÉ S.A.

Disclosure of Shareholdings

Pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading and art. 15 and 17 of the Stock Exchange Ordinance-SFBC - following new provisions of said Ordinance of December 1, 2007, lowering the threshold for disclosure of shareholdings from 5% to 3% - Nestlé S.A., avenue Nestlé 55, CH-1800 Vevey and Zugerstrasse 8, CH-6330 Cham, received on February 29, 2008 from The Capital Group Companies, Inc. ("CGC"), 333 South Hope Street, Los Angeles, California 90071-1406, USA, a holding company for several subsidiary companies engaged in investment management business, the following notification:

CGC, on behalf of funds managed by Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA., USA, and clients managed by Capital Guardian Trust Company, 333 South Hope Street, Los Angeles, CA., USA, Capital International Limited, 40, Grosvenor Place, London, United Kingdom, Capital International Inc., 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA, and Capital International S.A., 3 Place des Bergues, 1201 Geneva, Switzerland, held on February 27, 2008 (i) 12 992 085 registered shares of Nestlé S.A. corresponding to 3.3053% of the voting rights; and (ii) 191 warrants (ISIN: XS0129502760 – Turbo Zero Equity-Link Issue with warrants on Nestlé S.A. shares) which entitle to the acquisition of 6094 registered shares of Nestlé S.A. corresponding to 0.0016% of the voting rights; in total 12 998 179 registered shares corresponding to 3.3068% of the voting rights of Nestlé S.A.

Neither CGC nor any of its subsidiaries own the shares for their own account or are beneficial owners of such shares. The shares are owned by accounts under the discretionary investment management of one or more of the investment management companies mentioned above. The discretionary investment management entitles CGC's management companies to exercise voting rights autonomously and the notification of CGC is therefore a notification according to the "Disclosure Office Notice II/99 – Asset management and custody account business / nominees".

Contact person of the shareholder for this notification: Christopher Aquino, tel. +1 213 615 0469, fax +1 213 486 9698.

Contact persons for Nestlé S.A.: Investor Relations – Roddy Child-Villiers, tel. +41 21 924 3622; Corporate Communications – François-Xavier Perroud, tel. +41 21 924 2596.

Vevey and Cham, March 3, 2008 Nestlé S.A.

NESTLÉ S.A.

RECEIVED

2008 MAR 11 A 7:50

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

March 7, 2008

Nestlé S.A.

Ladies and Gentlemen:

Nestlé S.A., a corporation organized under the laws of Switzerland (the "Company") hereby furnishes to the Securities and Exchange Commission (the "SEC"), an updated list (Exhibit) identifying the information referred to in paragraph (b)(1)(i) of Rule 12g3-2 and statements as to when and by whom it is required to be made public, filed with any such exchange, or distributed to security holders. Pursuant to Rule 12g3-2(b)(1)(iv), if any changes occur in the kind of information required to be published under paragraph (b)(1)(ii) of Rule 12g3-2, the Company will furnish a revised list reflecting such changes.

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2719; e-mail : michele.burger@nestle.com), should you have any questions.

Yours sincerely,

Nestlé S.A.

Michèle Burger
General Counsel Corporate

Enclosure

Exhibit

REPORTING OBLIGATIONS REGARDING THE MAINTENANCE OF LISTING OF THE NESTLÉ S.A. SHARE AT THE SWX SWISS EXCHANGE

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1	*General*			
1.01	Change of name	Within 5 trading days following commercial register entry	- Name old/new; Web address old/new - Ticker symbol old/new; security no./ISIN - Date as of when Exchange modification is to be made - Copies of extract from commercial register and Articles of Association	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_namechange_en.html),E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication
1.02.	Address change of registered head office	Within 5 trading days following commercial register entry	- Name; address; P.O.Box; tel. no.; fax no. - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_headoffice_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933)
1.03	Change of auditors	Within 5 trading days following commercial register entry	- Name; country of domicile; register number from the Federal Audit Oversight Authority - Reasons why previous auditors were replaced (incl. comments on whether the resignation was announced by the auditors or whether any unresolved differences of opinion between issuer and auditor exist) - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_auditor_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933)
1.04	Change of balance sheet date (closing of accounts for financial year)	Upon occurrence	- Old/new balance sheet date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933)

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1.05	Changes of contact persons (Chairman, CEO, CFO, Head of Investor Relations, those responsible for fulfilling ad hoc publicity and reporting obligations)	Upon occurrence	- Surname; given name; address; tel.no. direct; fax no. direct; e-mail address direct; e-mail address team	1) SWX: Online-form www.swx.com/contact/admission_reporting_en.html) E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.06	Change of the link for registering with the e-mail distribution service pursuant to ref. no. 8 Ad hoc Publicity Directive (push-system)	Upon occurrence	- New link	1) SWX: E-mail (meldepflichten@swx.com) 2) SEC/Citibank
1.07	Change of the path to the folder containing ad hoc notices pursuant to ref. no. 9 Ad hoc Publicity Directive (pull-system)	Upon occurrence	- New link	1) SWX: E-mail (meldepflichten@swx.com) 2) SEC/Citibank
2	***Financial Reporting***			
2.01.	Management Report	Upon publication, at the latest at the end of April of each year	- 1 hard copy	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich)
			- path to the published financial reports on Nestlé's website	1) SWX: E-mail (meldepflichten@swx.com) 2) www.nestle.com (for 5 years)

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
2.02.	Half-Yearly Report	Upon publication, at the latest at the end of August of each year	- 1 hard copy	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich)
			- path to the published financial reports on Nestlé's website	1) SWX: E-mail (meldepflichten@swx.com) 2) www.nestle.com (for 5 years)
3	*(Annual and extraordinary) general meetings of shareholders (AGM)*			
3.01	Date of next AGM	As soon as determined	- Date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933)
3.02	Date of closure of share register	As soon as determined	- Date as of which the share register is closed	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.03	Invitation to AGM	At latest 20 days prior to AGM	- 1 copy of the agenda	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933)
3.04	AGM resolutions	At latest 1 day after AGM	- Resolutions adopted as per agenda	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933)
3.05	Opting-out / opting-up (Arts. 22, 32 SESTA)	At latest 1 day after AGM	- Description of the special clause according to SESTA	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
		Upon amendment of Articles of Association	- Copy of Articles of Association	

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
3.06	Regulations on shares with restricted transferability (Art. 685d ff. CO)	At latest 1 day after AGM	- Description of the restrictions on transferability	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_restrictions_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
		Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
4	***Dividend-/ex-dividend trading***			
4.01	-Date of ex-dividend trading -Payment date of dividend	At latest 20 days prior to AGM	- Ex date, payment date - Category of securities - Security no./ISIN - Gross amount payable per equity security - Coupon no. - Any further modalities	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_dividends_en.html), E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank
5	***Capital structure***			
5.01	Creation of conditional or authorised capital	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933)
5.02	Exercise of conditional capital	Monthly, on 1st trading day of the following month (even if no conditional capital is issued)	- Category of securities - Security no./ISIN - Purpose (pursuant to Articles of Association) - Term to duration of warrant or convertible bonds - Number of outstanding securities - Number of exercised securities - Remaining conditional capital	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_condcapital_en.html) or E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
5.03	Commercial register entry of newly created equity securities from conditional capital	At latest 3 months following close of annual accounts	- Copy of commercial register extract	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.04	Capital decrease (in particular, upon repayment of nominal value or cancellation of shares)	Promptly after the 3rd notice of public call for creditors, at latest 1 trading day before the exchange adjustment date	In case of cancellation of shares: - Date as of which exchange adjustment is to be made - New number of outstanding securities In case of repayment of nominal value: - Payment date; ex date - Category of securities - Security no./ISIN - Gross amount payable per equity security; coupon no. - New number if outstanding securities - New / old nominal value - Copies of extract from commercial register and Articles of Association	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_capitaldecrease_en.html), E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank
	Documents / Information			
	Documents and information provided to the market (e.g. media releases)	Simultaneously with publication	All documents and information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933)

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
	Annual list of published information			
	Document containing or referring to all information published during the preceding year	Within 20 business days of the publication of the Management Report	Where the document refers to information it shall at least be stated where the information can be obtained, the date of publication and a short description of the information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) www.nestle.com
	Management Transactions			
	Management Transactions	Within four trading days of the SWX following the transaction	- Issuer - Name - Transaction date - Type of transaction - Quantity - Price of transaction - Type of security - Security no./ISIN	1) SWX: Online
	Information regarding equity securities			
	Changes in rights attaching to equity securities	Without delay	Any change in the rights attaching to various classes of equity securities, including changes in the rights attaching to publicly placed derivative securities issued by Nestlé S.A.	1) E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank
	Notes, bonds and related guarantees			
	Issuance of notes, bonds and related guarantees	Without delay	Public placements of notes and bonds and any guarantees or security in respect thereof	1) E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank

END